December 2, 2005

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:        The Saratoga Advantage Trust

              Securities Act File No. 033-79708

              Investment Company Act File No. 811-08542

              Post-Effective Amendment No. 23

Dear Sir or Madam:

On behalf of The Saratoga Advantage Trust, a Delaware business trust (the “Trust”), attached herewith for filing is the above-referenced Post-Effective Amendment No. 23 (the “Amendment”) to the Fund’s Registration Statement pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 25 pursuant to the Investment Company Act of 1940, as amended, together with exhibits thereto.

This filing is made pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of adding a new class to certain of the existing portfolios of the Trust.  We understand that we may expect comments on this filing in approximately 30-45 days.  Although this Amendment also includes updated information regarding the Fund, we anticipate filing a subsequent 485(b) filing, to include all requisite updated financial information, consents and opinions, as well as any other required information, in anticipation of going automatically effective on January 31, 2006.  No fees are required in connection with this filing.

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Stuart M. Strauss at (212) 878-4931 or Carla P. Vogel at (212) 878-3343.

              Very truly yours,

              /s/ Stuart M. Strauss

  Stuart M. Strauss